Exhibit 99.2

PRF Technologies Ltd.

PROXY FOR AN ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

TO BE HELD ON DECEMBER 21, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Ehud Geller, the Executive Chairman of the Board of Directors, attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in PRF Technologies Ltd. (the “Company”) which the undersigned is entitled to vote at an Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel on Monday, December 21, 2026, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of an Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice and the Proxy Statement. All capitalized terms used but not defined in this Proxy shall have the meanings given to them in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

AN ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PRF TECHNOLOGIES LTD.

DECEMBER 21, 2026 at 3:00 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR

THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the re-election of Mr. Asaf Shavit to the Company’s Board of Directors as a Class II director, until his term expires in accordance with his class.
☐ for ☐ against ☐ abstain
2.	To approve an increase of the Company’s authorized share capital by 12,000,000 ordinary shares, such that following the increase, the authorized share capital will consist of a total of 24,000,000 ordinary shares, with no nominal value each, and to amend the Company’s Articles of Association accordingly.
☐ for ☐ against ☐ abstain
3.	To approve a reverse split of the Company’s ordinary shares, with no nominal value each, at a ratio of 5-to-1, so that each five (5) ordinary shares of the Company, with no nominal value each, shall be recapitalized into one (1) ordinary share of the Company, with no nominal value each, and to amend our Articles of Association accordingly.
☐ for ☐ against ☐ abstain
4.	To approve the terms of engagement of Mr. Efi Cohen-Arazi as the Company’s Interim Chief Executive Officer, as described in the Proxy Statement.
☐ for ☐ against ☐ abstain

PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 4 at this Annual Meeting of Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759-1999. For further information, please see the accompanying Proxy Statement.

5.	To approve the grant to Mr. Efi Cohen-Arazi, a member of the Board of Directors and the Company’s Interim Chief Executive Officer, of options to purchase ordinary shares of the Company, as described in the Proxy Statement.
☐ for ☐ against ☐ abstain

PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no personal interest in Proposal 5 at this Annual Meeting of Shareholders, except for a personal interest of which you have notified the Company about in writing, as required under the Israeli Companies Law, 5759-1999. For further information, please see the accompanying Proxy Statement.

6.

To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

☐ for ☐ against ☐ abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2026		Date_________, 2026
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.